FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY G1 THERAPEUTICS, INC.

May 2, 2017

VIA OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin, Esq.

Re:	G1 Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-217285)

Dear Ms. Breslin:

We are submitting this letter on behalf of G1 Therapeutics, Inc. (the “Company”) to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the above-referenced registration statement on Form S-1 of the Company (the “Registration Statement”) and the prospectus contained therein. The Company supplementally advises the Staff on a confidential basis that it currently anticipates that in a subsequent pre-effective amendment to the Registration Statement it will disclose an offering with a proposed price range of $[***] to $[***] per share (the “Anticipated Price Range”), after giving effect to an anticipated reverse stock split of 1-for-[***] (the “Reverse Stock Split”).

The Anticipated Price Range and the Reverse Stock Split are based on existing conditions in the public capital markets for life sciences companies, the Company’s financial position and prospects (assuming the completion of the offering), the market valuations of comparable publicly traded companies and preliminary discussions with the underwriters regarding potential valuations for the Company. Until such time as the Company revises the Registration Statement through a pre-effective amendment to include the price range and other details of the offering and to commence the road show, the Anticipated Price Range and the Reverse Stock Split remain subject to adjustment based on factors outside the Company’s control, such as changes in market conditions, the Company’s business and prospects and the valuation of comparable publicly traded companies.

The Company advises the Staff that after consideration of the above-anticipated Reverse Stock Split of 1-for-[***], the fair value of its common stock at February 28, 2017, the date of

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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May 2, 2017

the most recent valuation of its common stock, would have been $[***] per share, compared to $[***] per share, which is the midpoint of the Anticipated Price Range. In addition, the Company’s pre-effective amendment to the Registration Statement that includes the Anticipated Price Range will reflect the following adjusted amounts related to all stock options granted from January 1, 2015 through January 19, 2017:

	Pre-Split			Post-Split
Date of Grant	Number of Shares Underlying Options Granted	Per Share Exercise Price ($)	Per Share Value of Common Stock for Financial Reporting Purposes ($)	Number of Shares Underlying Options Granted	Per Share Exercise Price ($)	Per Share Value of Common Stock for Financial Reporting Purposes ($)
2/27/15	2,625,000	0.10	0.25	[***]	[***]	[***]
7/15/15	80,000	0.10	0.80	[***]	[***]	[***]
9/7/15	150,000	0.10	0.91	[***]	[***]	[***]
12/21/15	1,966,400	1.24	1.24	[***]	[***]	[***]
5/10/16	2,668,000	1.39	1.39	[***]	[***]	[***]
7/15/16	195,000	1.39	1.39	[***]	[***]	[***]
9/22/16	205,000	1.39	1.39	[***]	[***]	[***]
12/1/16	230,000	2.29	2.29	[***]	[***]	[***]
1/19/17	145,000	2.29	2.29	[***]	[***]	[***]

The Company is a clinical-stage biopharmaceutical company focused on the discovery and development of novel therapeutics for the treatment of cancer, and positive developments in the Company’s business in 2016 and the first quarter of 2017 have contributed to increases in the Company’s estimates of the fair value of its common shares. At the same time, the Company’s board of directors, in reviewing the fair market value of the Company’s common stock for purposes of option grants during this time period, ascribed an illiquidity discount to the fair market value of such shares due to the fact that the common stock was not publicly traded and the Company had no immediate, certain prospects for completing an initial public offering in the near term.

Stock Option Grants and Common Stock Valuations

The estimated fair value of the common stock underlying stock options was determined at each grant date by the Company’s board of directors and was supported by periodic independent third-

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May 2, 2017

party valuations. The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of the common stock underlying those options on the date of grant. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	the Company’s stage of development;

•	progress of the Company’s research and development efforts;

•	the impact of significant corporate events or milestones;

•	material risks related to the business;

•	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources, including cash on hand;

•	rights, preferences and privileges of the preferred stock relative to those of the common stock;

•	equity market conditions affecting comparable public companies;

•	the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering given prevailing market and biotechnology sector conditions; and

•	that the grants involved illiquid securities in a private company.

Common stock valuation methodologies

The valuations were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 2, 2017

•	Option Pricing Method. Under the option pricing method (“OPM”) shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on the Company’s stage of development and other relevant factors, the Company has used the PWERM in combination with OPM (the “Hybrid Approach”) to determine the estimated fair value of its common stock consistently for stock options granted in 2015, 2016 and 2017. The Hybrid Approach combines allocation methods to better capture a potential scenario/outcome in the near future (i.e. an IPO has become more feasible for an exit).

Utilizing the Hybrid Approach to estimate the Company’s per share value, two scenarios were assumed, an IPO scenario using the PWERM and an exit/liquidity event scenario using the OPM (which inherently captures a range of potential outcomes if an IPO is not achieved). Two scenarios were assumed given the company’s comfort towards a likely IPO outweighed other potential individual exit events, in the foreseeable future. Prior to 2017, the Hybrid Method weighted the IPO scenario at 50% and the OPM at 50%. The implied equity value associated with the OPM was lower than value of the PWERM for all periods.

During the first quarter of 2017, as discussions with underwriters and the confidential filing progressed, the Company re-assessed the weighting assigned to the scenarios (IPO vs. OPM) and ascribed 60% weighting to the IPO scenario and 40% weighting to the exit/liquidity scenario. This change in weighting drove the increase in value on a post-split basis to $[***] at February 28, 2017. Although the status of the Registration Statement was deemed to be more probable in February 2017, the market conditions did not suggest that an IPO was imminent. Accordingly, the Company considered the stage of development of the business, the historic uncertainties of the public markets for the life science industry and the fact that the mere filing of a registration statement does not in any way guarantee the successful completion of an offering in determining that these scenario weightings were appropriate.

Now that the Anticipated Price Range has been established, the Company considered the following factors contributing to the differences between grant date estimated fair values and the estimated IPO price:

•	The estimated IPO price range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a portion of the difference between the estimated fair values of the common stock through February 2017 and the estimated IPO price range.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 2, 2017

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its common stock. The price range described assumes the conversion of all of the preferred stock into common stock upon completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the common stock after the IPO than before it.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s reputation.

•	The IPO price range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, which is further supported by the fact that had the Hybrid Approach been applied with 100% of the weighting assigned to the IPO scenario, the valuation would be consistent with the mid-point of the range on the cover the Registration Statement.

In connection with the Company’s proposed initial public offering and after preliminary discussions with the underwriters, in light of the contributions to the increases in value of the Company’s common shares over the time periods set forth above, the Company reassessed the determination of the fair value of the common shares and has determined that it believes no adjustment is necessary.

The Company respectfully advises the Staff that the post-split shares and exercise prices for stock options granted from January 1, 2015 through March 31, 2017, when compared to the midpoint of the Anticipated Price Range, are supported by the progress in the Company’s business over that time period, but also by the fact that the initial public offering was in no way a certainty when such options were granted, a fact that was taken into account by the board of directors in reaching its conclusions as to the appropriate valuation of the common stock during these time periods.

In addition, the following disclosure will be updated in the last paragraph beginning on page 74 of the Registration Statement in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Stock Option Award Grants” in the pre-effective amendment to the Registration Statement that includes the price range (after giving effect to the Reverse Stock Split):

Based on an assumed initial public offering price of $[***] per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at March 31, 2017 was $[***] million, with $[***] million related to vested options and $[***] million related to unvested options.

The Company further advises the Staff that, assuming no change in the Anticipated Price Range or the Reverse Stock Split, the following disclosure will be inserted as a new paragraph immediately before the first full paragraph on page 75 of the Registration Statement in the

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May 2, 2017

section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Stock Option Award Grants” in the pre-effective amendment to the Registration Statement that includes the price range (after giving effect to the Reverse Stock Split):

While the assumed initial public offering price of $[***] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, is greater than the $[***] per share fair value of our common stock that was determined by our board of directors as of February 28, 2017, the date of the most recent valuation of our common stock, there are several factors, in addition to positive developments in our business and prospects, that explain this difference. We confidentially submitted as a draft on February 5, 2016, as amended by Amendment No. 1 submitted on March 16, 2016 and Amendment No. 2 submitted on February 9, 2017, the registration statement of which this prospectus is a part. Subsequent to February 28, 2017, we publicly filed the registration statement on April 13, 2017 and Amendment No. 1 to the registration statement on April 26, 2017. These facts signaled that an initial public offering scenario was becoming significantly more likely than it had been prior to such dates, resulting in a higher total probability for the initial public offering scenario as compared to an exit/liquidity event scenario. Any increase in probabilities assigned to the initial public offering scenario rather than to an exit/liquidity event scenario results in an increase in the fair value of our common stock. Furthermore, the determination of the estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and all of our outstanding shares of preferred stock have converted into common stock in connection with the initial public offering. The midpoint of the estimated price range set forth on the cover page of this prospectus also excludes any discount for lack of marketability for our common stock, which was appropriately taken into account in the board of directors’ fair market value determination as of February 28, 2017. The same valuation model has been relied upon by our board at all of the times at which it has determined the fair market value of our common stock, including the same peer group of comparable companies, except where a company had been sold or otherwise was deemed to no longer be appropriate for use in the peer group.

We hope that the above information will be acceptable to the Staff. Please do not hesitate to call me, Jonathan L. Kravetz or Caroline G. Gammill of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates

Megan N. Gates

cc:	Securities and Exchange Commission

Suzanne Hayes, Assistant Director

Mary Beth Breslin

G1 Therapeutics, Inc.

Mark A. Velleca, M.D., Ph.D.

Gregory J. Mossinghoff

Jennifer K. Moses

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz

Caroline G. Gammill

Goodwin Procter LLP

Michael D. Maline

Edwin M. O’Connor

PricewaterhouseCoopers LLP

Laura Robinette